Exhibit 8.1

List of Subsidiaries of Forward Pharma A/S

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation
Forward Pharma GmbH	Germany

Forward Pharma USA, LLC	Delaware

Forward Pharma FA ApS	Denmark

Forward Pharma Operations ApS	Denmark